

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 15, 2010

Thomas P. Lloyd
Campbell Strategic Allocation Fund, L.P.
Campbell Global Trend Fund, L.P.
c/o Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, MD 21209

> **Re: Campbell Strategic Allocation Fund, L.P.**
> **Campbell Global Trend Fund, L.P. (f/k/a Campbell Classic Trend Fund, L.P.)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 19, 2009**
> **File No. 333-163835**

Dear Mr. Lloyd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please key your responses to this comment letter in your correspondence. For example, please provide the page numbers that correlate to the specific revisions you made in response to our comments.

2. We note your response to comment 6 of our letter dated January 2010. In your next amendment, please file the offering by Campbell Global Trend, L.P. under a separate registration statement. Also note that the information set forth in the prospectus should be presented in a clear fashion and be presented under the appropriate

captions or headings. See Rule 421 of Regulation C. Please revise your disclosure throughout the prospectus to identify clearly to which registrant the information presented is referring. For example, in the summary on page 1, please include a subheading that identifies the specific registrant prior to discussing the general information about the particular registrant.

3. We note your response to comment 7 of our letter dated January 20, 2010. Please note that we have referred your response to the Division of Investment Management. We will notify you of any further comments or requests for additional information.

4. We note your response to comment 10 in our letter dated January 20, 2010 and we direct your attention to Rule 415 of Regulation C. Please disclose the termination date of Campbell Strategic Allocation Fund's continuous offering.

5. We note your response to comment 12 in our letter dated January 20, 2010. Please note that under Form S-1, information required by Item 202 of Regulation S-K must be included in the prospectus. Please revise accordingly.

6. We note your response to comment 13 in our letter dated January 20, 2010. Please disclose the aggregate fees paid to your General Partner for the applicable fiscal years, which will be analogous to compliance with Item 402 of Regulation S-K.

7. We have reviewed your response to comment 14 in our letter dated January 20, 2010. Please provide similar disclosure about your ownership in the prospectus. Also note that the prospectus should disclose the beneficial ownership of Campbell Global Trend Fund, L.P. as of the most recent practicable date for each class of its voting securities currently outstanding, if any. See Item 403(a) of Regulation S-K. In addition, the general partner and its officers manage the funds; thus, any limited partnership interests that they beneficially own in the funds should be disclosed pursuant to Item 403(b) of Regulation S-K.

8. We note your response to comment 15 in our letter dated January 20, 2010. Please include a statement that cross-references the fees paid to your General Partner.

Cover Page of Registration Statement

9. We note your disclosure in footnote (1) to the fee table that the registration statement includes a combined prospectus under Rule 429. Please note that Rule 429 of Regulation C appears to be unavailable with respect to the prior registration statement filed by Campbell Strategic Allocation Fund (File No. 333-119259)

since such registration statement would have terminated under Rule 415 of
Regulation C. In your next amendment, please pay the appropriate filing fee for the
offering by Campbell Strategic Allocation Fund. See Rule 457 of Regulation C.

Cover Page of Prospectus

10. We note your response to comment 11 in our letter dated January 20, 2010 and your
revised disclosure on the cover page that the offering price was arbitrarily
determined. If other factors were considered in determining the offering price,
please discuss such factors in the distribution section.

11. We note your response to comment 17 in our letter dated January 20, 2010. Please
quantify the number of units being offered.

The Risks You Face, page 14

12. We note your response to comment 21 in our letter dated January 20, 2010 and we
reissue the comment. Each risk factor should contain only one discreet risk. We
note that some of your risk factors contain multiple risks and, therefore, they should
be revised to present each separate risk under its own subheading. For example, we
note the following:

- The risk factor "Your Investment Could be Illiquid" discusses two
separate risks – the risk regarding the illiquid nature of the investments
made by the fund in futures, forward and options positions and the risk
related to the illiquid nature of the united purchased by investors in this
offering.

- The risk factor "Forward and Option Transactions are Over-the-Counter,
are Not Regulated and Subject to Credit Risk" discusses separate risks.
Please separate the risks regarding non regulation of OTC investments and
credit risk of the counterparties (see page i). Also please clearly disclose
whether the risk related to your assets on deposit with financial institutions
is in relation to credit risk with counterparties or whether it means
something else.

"Gold Prices Historically Have Been Extremely Volatile . . . ," page 17

13. We note your statement that although the price of gold has fluctuated widely, it is
"generally advancing." This is mitigating language. Generally, you should limit
your Risk Factors section to an identification and brief description of each material

risk. Please revise. Also revise accordingly the mitigating language in the second
full risk factor on page 22 that "[t]he dealer market for off-exchange instruments is
becoming more liquid."

The Funds are Subject to Foreign Market Credit and Regulatory Risk, page 22

14. We note your disclosure in this risk factor that a substantial portion of Campbell &
Company's trades take place on markets or exchanges outside the United States.
Please identify these markets or exchanges in the prospectus.

Trading Systems, page 28

15. We note your response to comment 25 in our letter dated January 20, 2010. We are
unable to locate the cross-reference that you state that you included. Please revise.
Furthermore, we note your response that the funds currently have no intention of
trading swaps. Please disclose this intention in the prospectus and discuss under
what circumstances the funds would trade in swaps and describe such transactions.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Results of Operations, page 33

For the Year Ended December 31, 2007, page 37

16. We note your disclosure on page 38 that Campbell Strategic Allocation Fund's
leverage was temporarily cut by 50% and was cut again in mid-August. Please
describe in greater detail how its leverage was cut.

The Over-the-Counter Counterparties, page 62

17. We note that Campbell & Company may select other or additional counterparties in
the future provided that Campbell & Company believes that they present minimal
counterparty credit risk. Please disclose here or in the MD&A section how
Campbell & Company determines the creditworthiness of counterparties.

Items of Compensation Pursuant to FINRA RULE 2310, page 79

18. We note your response to comment 36 and we reissue it in its entirety. Please
quantify the maximum amount of compensation to be paid.

<u>Campbell & Company, Inc.</u>

<u>Consolidated Balance Sheet as of September 30, 2009</u>

19. We have considered your response to comment 38 in our letter dated January 21,
2010. Given that Campbell & Company is the GP, and is the controlling investor, of
CGPF, as disclosed in note 1, please clarify to us why Campbell & Company has
consolidated its investment in CGPF as a VIE rather than based on the control
obtained through its general partnership interest. Tell us how you determined that
CGPF is a VIE and that Campbell & Company is the primary beneficiary.
Notwithstanding the above, explain to us how FASB ASC 810 supports your
presentation of minority interest outside of equity as previously requested.

<u>Part II – Information Not Required In Prospectus, page II-1</u>

<u>Item 15. Recent Sale of Unregistered Securities, page II-2</u>

20. Please disclose the recent sales of securities in Campbell Global Trend Fund, if any.
See Item 701 of Regulation S-K.

<u>Signatures</u>

21. We note your response to comment 42 in our letter dated January 20, 2010 and we
reissue it in its entirety. Please include the signature of your principal accounting
officer or controller. Refer to Instruction 1 to Signatures on Form S-1 for guidance.

* * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Jim Munsell, Esq.
    Michael J. Schmidtberger, Esq.
    Sidley Austin LLP
    Via facsimile (212) 839-5599